Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

Shareholder Vote Q&A PartnerRe/Axis Amalgamation

In order to approve the amalgamation, PartnerRe and AXIS will hold separate special general meetings on Friday, July 24, at which shareholders of both companies will be invited to approve various proposals including the amalgamation agreement. If you own common shares or preferred shares in PartnerRe as of record date, May 18, 2015, you are entitled to vote on the amalgamation with AXIS.

The information below and further details can be found in the Q&A section of Form S4.

1.	How do I vote?

If you owned PartnerRe common shares or preferred shares as of record date, May 18, 2015, you can vote using your proxy card, electronically or over the phone. If you have common shares or preferred shares in your Fidelity account and elected to have e-delivery of meeting notices, you will have already received an e-mail from National Financial Services LLC indicating how to vote electronically.

If you did not select e-delivery, Fidelity, via National Financial Services LLC, will mail PartnerRe’s proxy material to the address linked to your Fidelity account.

Additionally, please note that even if you selected e-delivery, due to the contested nature of the special general meeting, Fidelity, via National Financial Services LLC, will send all subsequent PartnerRe proxy materials, including a white proxy card, to you by hard copy at the address linked to your Fidelity account.

2.	What do I do if I haven’t received a proxy yet?

For those who elected e-delivery from Fidelity, you should have already received an e-mail from National Financial Services indicating how to cast your vote electronically. If you have not yet received this e-mail, please check your Spam folder or contact Fidelity directly.

If you elected to have such information sent to you by mail, you will receive PartnerRe’s proxy material, including a white proxy card, by hard copy from National Financial Services in due course.

3.	Will my vote be 100% anonymous, even if I vote electronically?

Yes. PartnerRe will only receive aggregate voting results for all shareholders holding shares through a bank or broker.

4.	What percentage of the shareholder base is made up of PartnerRe employees?

Our employees represent approximately 3% of the total shareholder base.

5.	What does a vote for or against the amalgamation agreement mean?

If you vote ‘FOR’ the proposal, then you will be voting for the amalgamation with AXIS. If you vote ‘AGAINST’ the proposal, then you will be voting for PartnerRe to remain a standalone company. A vote against is not a vote for EXOR’s proposal.

PartnerRe’s Board continues to recommend that all shareholders vote ‘FOR’ the amalgamation with AXIS on the basis that it is the right course for PartnerRe.

6.	What is the impact of abstaining from voting?

If you cast your vote as an abstention, then your vote will contribute to the total number of votes to establish a quorum. However an abstention will not count either for or against the proposal.

7.	I have received an EXOR proxy card as well as a PartnerRe proxy card. Which one should I respond to?

Depending on how you’ve elected to receive the proxy materials, every shareholder will receive either an electronic communication or hard copy proxy materials from PartnerRe (including a white proxy card), and, by separate mail, hard copy proxy materials including a gold proxy card from EXOR. You may cast your vote electronically (if applicable), by telephone or by signing, dating and returning the proxy card in the envelope provided.

Whichever method you decide to use, if you vote ’FOR’ the proposal, then you will be voting for the amalgamation with AXIS. If you vote ’AGAINST’ the proposal, then you will be voting for PartnerRe to remain a standalone company. A vote against is not a vote for EXOR’s proposal.

PartnerRe’s Board continues to recommend that all shareholders vote ‘FOR’ the amalgamation with AXIS on the basis that it is the right course for PartnerRe.

Both PartnerRe and EXOR proxy cards contain a personal identifier (known as a “Control Number”) which means that only one vote will be taken into consideration. You may vote multiple times, however only your most recent vote received in advance of the shareholder meeting on July 24, will count. If you hold your shares in more than one account, you will be asked to vote with respect to all accounts you own.

8.	Can I change my vote?

You may change your vote at any time before the shareholder meeting takes place. If you mail in your proxy cards, the vote indicated on the most recent proxy card filed will be used.

9.	When will we know the result?

An Independent Inspector of Elections will receive all proxies submitted by both PartnerRe and Exor, along with any ballots submitted at the meeting, and will provide a preliminary tabulation as promptly as possible.

10.	How do I find out more?

Read the Q&A in Form S4 filed with the SEC on June 1, 2015. You can find it on Relink on the Merger Information page / Information for Employees / Filings: http://relink/OurOrg/merger/Documents/Filings/S-4%20Filed%201.6.15.PDF

11.	Who can I contact if I have any questions about the vote?

Please call the firm assisting PartnerRe with the solicitation of proxies:

INNISFREE M&A INCORPORATED

(877) 825-8971 (Toll-free from the U.S. and Canada)

+1-412-232-3651 (From other locations)

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•    the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•    the failure to consummate or delay in consummating the proposed transaction for other reasons;

•    the timing to consummate the proposed transaction;

•    the risk that a condition to closing of the proposed transaction may not be satisfied;

•    the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•    AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•    the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•    the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.